Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS Q4 AND YEAR-END 2006 FINANCIAL RESULTS
Quarter over quarter revenue growth of 39 percent

Toronto, ON - March 28, 2006 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of core asset solutions, announced today its financial results for the fourth quarter and fiscal year ended December 31, 2006. All figures are in Canadian dollars.

Northcore reported revenues of $309,000 for the quarter, an increase of 39 percent over the $222,000 generated in the third quarter of 2006. In the same period of 2005, Northcore, operating at the time as ADB Systems International Inc., reported revenues for its North America and Ireland business units of $510,000. For the year ended December 31, 2006, Northcore reported revenues of $1.07 million. The company’s total revenues for 2005 were $1.29 million after excluding discontinued operations.

Comparisons of Northcore’s fourth quarter results to periods when the company operated as ADB Systems may not be meaningful given the changes to the company’s operational focus and customer activities. As has been reported previously, the company sold its Norway business unit for $2.69 million in cash and debt settlement effective June 30, 2006. As a result of the sale of its Norway business unit, Northcore has adjusted its historical financial results to comply with generally accepted accounting principles (GAAP) applicable to discontinued operations.

“Consistent with our guidance, revenues in Q4 grew by almost 40 percent when compared to third quarter results,” said Jeff Lymburner, CEO of Northcore Technologies. “The revenue growth was attributable to a number of factors, including an increasing demand for our application development and technology customization services, and a steady revenue stream from the royalty arrangement we entered into with ADB Systemer.”

Northcore reported a net loss for the fourth quarter of $571,000 or $0.01 per share, basic and diluted. This compares to a net loss of $640,000 or $0.01 per share, basic and diluted, in the third quarter of 2006. The company reported a net loss of $786,000 in the fourth quarter of 2005.

Northcore’s net loss for the year ended December 31, 2006 was $648,000 or $0.01 per share, which included a one-time gain of $2.12 million resulting from the sale of discontinued operations in Norway. The company’s total net loss for 2005 was $3.5 million.

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Northcore reports Q4 results/2

“The sale of our Norwegian business unit reduced the costs and complexities involved in running international operations,” Mr. Lymburner said. “This strategic change will result in greater operational and financial focus.”

Northcore also reported an EBITDA loss for Q4 of $374,000. This compares to an EBITDA loss of $404,000 in the third quarter of 2006 and an EBITDA loss of $254,000 in the fourth quarter of 2005. For the year ended December 31, 2006, Northcore recorded an EDITDA loss of $1.76 million. Northcore recorded an EBITDA loss of $2.62 million for the fiscal year 2005.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options, and discontinued operations. Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at December 31, Northcore held cash and cash equivalents $475,000.

Operating highlights
In addition to its financial performance, Northcore realized a number of operating achievements in the fourth quarter, notably:
•	Northcore’s joint venture with GE began providing asset disposition services to the Fastenal Company, an international distributor of industrial and construction supplies.
•
Northcore’s joint venture with GE signed an agreement with the Toro Company to provide a branded, online marketing and sales platform to remarket off-lease and pre-owned equipment to a range of prospective buyers. The sales platform has since become operational and is accessible via www.toroused.com.

•	Northcore entered into a technology services agreement with The Brick, one of Canada’s largest volume retailers of household furniture, mattresses, appliances and home electronics.

“Based on the timelines of our technology services projects and the pipeline of our sales opportunities, we anticipate modest sequential revenue growth in Q1 of 2007 and a healthy double-digit increase in Q2,” Mr. Lymburner said. “We expect this growth trajectory to continue throughout 2007.”

Northcore will hold a conference call at 10:00 a.m. (Eastern time) on Thursday, March 29 to discuss its financial results and review operational activities. Investors and followers of Northcore can listen to a live broadcast of the call from the investor relations section of the company’s website, www.northcore.com.

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment. Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services.
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Northcore reports Q4 results/3

Current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@northcore.com

(financial results follow)

Northcore Technologies Inc. (formerly ADB Systems International Ltd.)
Consolidated Balance Sheets
(expressed in thousands of dollars)
(Canadian GAAP, Unaudited)

	December 31		December 31		December 31
	2006		2006		2005
	(unaudited	)	(unaudited	)	(audited	)
	(in $C	)	(in $US	)	(in $C	)

			translated into $US at
			Cdn$ 1.1652 for
			convenience

Cash	$475		$408		$60
Restricted Cash	$-		$-		$-
Marketable securities	-		-		13
Other current assets	217		186		399
Other assets	121		104		201
Assets from discontinued operations	-		-		1,170
Total assets	$813		$698		$1,843

Accounts payable and accrued liabilities	$1,074		$922		$1,285
Due to related parties	-		-		137
Deferred revenue	68		58		91
Current portion of secured subordintated notes	1,682		1,444		343
Current assets from discontinued operations	-		-		894
Non-current portion of secured subordintated notes	244		209		1,800
Minority interest	-		-		3
Total shareholders' deficiency	(2,255)		(1,935)		(2,710)
Total liabilities and shareholders' equity (deficiency)	$813		$698		$1,843

Northcore Technologies Inc. (formerly ADB Systems International Ltd.)
Consolidated Statements of Operations
(expressed in thousands of dollars, except per share amounts)
(Canadian GAAP, Unaudited)

	Three Months Ended			Year Ended
	December 31			December 31
	2006	2006	2005	2006	2006	2005
	($C )	($US )	($C )	($C )	($US )	($C )

		translated into US$ at			translated into US$ at
		Cdn$ 1.1652 for			Cdn$ 1.1652 for
		convenience			convenience

Revenue	$309	$265	$510	$1,073	$921	$1,285

Operating expenses
General and administrative	439	377	419	1,790	1,536	2,559
Customer service and technology	189	162	219	664	570	839
Sales and marketing costs	55	47	126	377	323	505
Employee stock options	23	20	59	137	118	105
Depreciation and amortization	24	21	27	92	79	95
Other (income) loss	-	-	2	-	-	(42)
Total operating expenses	730	627	852	3,060	2,626	4,061

Loss from operations	(421)	(362)	(342)	(1,987)	(1,705)	(2,776)

Interest expense
Cash interest expense	67	57	98	345	296	312
Accretion of secured subordinated notes	87	75	128	454	390	405
Interest income	(5)	(4)	-	(16)	(14)	-
	149	128	226	783	672	717

Loss from continuing operations	$(570)	$(490)	$(568)	$(2,770)	$(2,377)	$(3,493)
Income (loss) from discontinued operations	(1)	(1)	(218)	2,122	1,821	(8)
Net loss for the period	(571)	(491)	(786)	(648)	(556)	(3,501)

Loss per share:
From continuing operations, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.03)	$(0.05)
Net loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.05)

Weighted average common shares	83,616	83,616	74,120	79,933	79,933	72,904